UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEDTRONIC PLC
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G5960L103
(CUSIP Number of Class of Securities)

Brian Sandstrom, Esq.
Assistant Secretary
c/o Medtronic, Inc.
710 Medtronic Parkway
Minneapolis, Minnesota 55432
+1 (763) 514-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Adam E. Fleisher Kimberly R. Spoerri Synne D. Chapman Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by Medtronic plc, an Irish public limited company (“Medtronic”), with the Securities and Exchange Commission (the “SEC”) on September 14, 2026, as amended by Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO, filed with the SEC on September 17, 2026 (as so amended, the “Schedule TO”).

This Amendment relates to the offer by Medtronic to exchange up to an aggregate of 225,361,295 newly issued shares of common stock of MiniMed Group, Inc., a Delaware corporation (“MiniMed”), par value $0.01 per share (“MiniMed Common Stock”), representing approximately 80.1% of the outstanding shares of MiniMed Common Stock as of September 3, 2026, for outstanding ordinary shares of Medtronic, par value $0.0001 per share (“Medtronic Ordinary Shares”), upon the terms and subject to the conditions set forth in the Prospectus, dated as of October 5, 2026 (the “Prospectus”), the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In addition, if the Exchange Offer is oversubscribed, Medtronic may, without extending the Exchange Offer period, exchange up to an additional 27,452,053 shares of MiniMed Common Stock, which amount constitutes all of Medtronic’s remaining interest in MiniMed, for an additional number of Medtronic Ordinary Shares that are validly tendered and not validly withdrawn not to exceed two percent of the total outstanding Medtronic Ordinary Shares (the “De Minimis Increase Amount”), pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If the Exchange Offer is oversubscribed, Medtronic currently intends to accept an additional number of Medtronic Ordinary Shares not to exceed the De Minimis Increase Amount in exchange for an additional number of shares of MiniMed Common Stock constituting all of Medtronic’s remaining interest in MiniMed.

In connection with the Exchange Offer, MiniMed has filed with the SEC under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-298914) (the “Registration Statement”) to register newly issued shares of MiniMed Common Stock offered in exchange for Medtronic Ordinary Shares tendered in the Exchange Offer.

As permitted by General Instruction F to Schedule TO, the information set forth in the Prospectus, the Letter of Transmittal and the Instruction Booklet to the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

(a)Material Terms.

For each Medtronic Ordinary Share that is validly tendered and not validly withdrawn pursuant to the Exchange Offer and accepted by Medtronic, Medtronic will deliver 4.5939 shares of MiniMed Common Stock.

The final calculated per-share value of Medtronic Ordinary Shares and the final calculated per-share value of MiniMed Common Stock, in each case determined in the manner described in the Prospectus, would have resulted in an exchange ratio of more than the upper limit of 4.5939. Accordingly, the final exchange ratio has been set at 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer.

Because the Exchange Offer will be subject to proration if the Exchange Offer is oversubscribed, the number of Medtronic Ordinary Shares that Medtronic accepts in the Exchange Offer may be less than the number of shares tendered by shareholders. Based on the final exchange ratio, Medtronic would accept for exchange approximately

55,032,401 Medtronic Ordinary Shares upon consummation of the Exchange Offer (assuming the Exchange Offer is oversubscribed and Medtronic decides to exchange an additional 27,452,053 shares of MiniMed Common Stock for an additional approximately 5,975,762 Medtronic Ordinary Shares pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Exchange Act), or approximately 49,056,639 Medtronic Ordinary Shares (assuming the Exchange Offer is fully subscribed and Medtronic does not accept any additional Medtronic Ordinary Shares).

On October 7, 2026, Medtronic issued a press release announcing the final exchange ratio of the Exchange Offer, a copy of which is attached as Exhibit (a)(4)(xxxi) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Exhibit Description
(a)(1)(i)	Prospectus, dated as of October 5, 2026 (incorporated by reference to MiniMed Group, Inc.’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on October 5, 2026).
(a)(4)(ii)	Prospectus, dated as of October 5, 2026 (incorporated by reference to MiniMed Group, Inc.’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on October 5, 2026).
(a)(4)(iii)	Information for Employees about the Exchange Offer (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 14, 2026).
(a)(4)(iv)	MiniMed Split-Off Q&A (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 14, 2026).
(a)(4)(v)	Communication to All Global Medtronic Employees: MiniMed Share Exchange Offer Notice (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 14, 2026).
(a)(4)(vi)	VP Vitals Communication to Medtronic Vice Presidents and Above (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 14, 2026).
(a)(4)(vii)	Medtronic plc Exchange Offer Talking Points for ESPP Shares (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 14, 2026).
(a)(4)(viii)
MiniMed Exchange Offer Leader Follow-Up: Reactive Messaging for Customer Facing Teams and Day 2 Leader Key Messages (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 14, 2026).

(a)(4)(ix)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 14, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 14, 2026).

(a)(4)(x)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 15, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 15, 2026).

(a)(4)(xi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 16, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 16, 2026).

(a)(4)(xii)
Excerpt of Interview with Thierry Piéton, Executive Vice President and Chief Financial Officer of Medtronic plc, at the Morgan Stanley 24th Annual Global Healthcare Conference (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 16, 2026).

(a)(4)(xiii)	Current Report on Form 8-K of Medtronic plc, dated September 17, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 17, 2026).
(a)(4)(xiv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 17, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 17, 2026).

(a)(4)(xv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 18, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 18, 2026).

(a)(4)(xvi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 21, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 21, 2026).

(a)(4)(xvii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 22, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 22, 2026).

(a)(4)(xviii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 23, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 23, 2026).

(a)(4)(xix)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 24, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 24, 2026).

(a)(4)(xx)
Communication from Fidelity to Participants in the Medtronic 401(k) and the Medtronic Puerto Rico 401(k) Plans (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 25, 2026).

(a)(4)(xxi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 25, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 25, 2026).

(a)(4)(xxii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 28, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 28, 2026).

(a)(4)(xxiii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 29, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 29, 2026).

(a)(4)(xxiv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on September 30, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on September 30, 2026).

(a)(4)(xxv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on October 1, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on October 1, 2026).

(a)(4)(xxvi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on October 2, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on October 2, 2026).

(a)(4)(xxvii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on October 5, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on October 5, 2026).

(a)(4)(xxviii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on October 6, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on October 6, 2026).

(a)(4)(xxix)
Text of the website that is being maintained in connection with the Exchange Offer, updated on October 7, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on October 7, 2026).

(a)(4)(xxx)
Text of the website that is being maintained in connection with the Exchange Offer, updated on October 7, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on October 8, 2026).

(a)(4)(xxxi)	Press Release by Medtronic plc, dated October 7, 2026 (incorporated by reference to Medtronic plc’s Form 425 filing with the SEC on October 8, 2026).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Medtronic plc

Date: October 8, 2026	By:	/s/ Brian Sandstrom
	Name:	Brian Sandstrom
	Title:	Assistant Secretary & Vice President, Chief Corporate and Securities Counsel

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